

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

January 14, 2014

<u>Via U.S. Mail</u>
Stewart E. Irvine
President and Chief Executive Officer
Imogo Mobile Technologies Corp.
Suite 100, 40 Lake Bellevue Drive
Bellevue, WA 98005

   **Re: Imogo Mobile Technologies Corp
     Item 4.01 Form 8-K
     Filed October 8, 2013
     File No. 000-51976**

Dear Mr. Irvine:

We issued comments on the above captioned filing on October 10, 2013. On December 13, 2013**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

   As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

   You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or me at (202) 551-3737 if you have any questions.

        Sincerely,

        /s/ Jennifer Thompson

        Jennifer Thompson
        Accounting Branch Chief